February 14, 2013

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Definitive Proxy Statement on Schedule 14A

Filed March 7, 2012

File No. 001-33326

Dear Ms. Hayes:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated January 30, 2013 from the Staff of the Securities and Exchange Commission (the “Commission” or “SEC”) transmitting their comments with respect to the above-referenced filings. Your specific comments are set forth verbatim below, followed by the Company’s response.

We also note for the Staff that the Company currently anticipates filing its 2012 Annual Report on Form 10-K (“2012 Form 10-K”) on or prior to March 1, 2013. Meetings of both the Company’s Disclosure Committee and Audit Committee will be held during the week of February 18, 2013. As such, we would greatly appreciate any remaining comments as soon as possible so that we may reflect such comments, as warranted, in our 2012 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 11

1. We note your proposed disclosure provided in response to prior comment three.

•

Please expand to clarify the portion of your home equity portfolio for which you do not have full and complete information regarding first lien position, similar to the disclosure you provide on page 90 of your Form 10-Q for the quarter ended September 30, 2012. We note your current reference to your overall loan portfolio.

•

Please describe the logistical difficulties of obtaining information about the first lien. Your proposed disclosure that you have not historically captured this data does not explain the difficulties you face in obtaining the data now.

In response to the Staff’s comment, we will revise, within the appropriate section of future filings beginning with the Form 10-K for the year ended December 31, 2012, the cited risk factor disclosure to clarify the portion of our home equity portfolio for which we do not have full and complete information regarding first lien position and describe the logistical difficulties of obtaining information about the first lien. We expect such disclosure would be similar to the following (revised disclosure has been underlined):

Availability of First Lien Data With Respect to Our Home Equity Loans and Lines of Credit Could Delay Our Response to Any Deterioration in the Borrower’s Credit

We do not currently have statistics for our entire portfolio of home equity loans and lines of credit with respect to first liens serviced by third parties that have priority over our junior liens, as we did not historically capture that data on our loan servicing systems. As a result, we may therefore be unaware that the loan secured by the first lien is not performing, which could delay our response to an apparent deterioration in the borrower’s creditworthiness. As of December 31, 2012, full and complete first lien position data was not readily available for approximately [    ]% of the home equity portfolio which, in turn, represented [    ]% of our overall loan portfolio at that date.

We are actively working with a third-party vendor to obtain the missing first lien information and have, in certain cases, obtained the data through information reported to credit bureaus when the borrower defaults. This data collection effort, however, can be more difficult in cases where more than one mortgage is reported in a borrower’s credit report and/or there is not a corresponding property address associated with a reported mortgage, in which case we are often unable to associate a specific first lien with our junior lien. Please see the discussion at page [            ] in Management’s Discussion and Analysis – Asset Quality – Portfolio Risk Elements – Home Equity Lending for more detail, including steps we are taking to otherwise address this issue.

The Success of Our Stop & Shop Branches, page 12

2.	We note your response to prior comment five that you will address your obligation to open branches in New York Stop & Shop locations in the same manner as is reflected for the Connecticut license. Please also quantify your obligations to open additional branches by disclosing the total number of additional branches you are obligated to open.

In response to the Staff’s comment, we will revise, within the appropriate section of future filings beginning with the Form 10-K for the year ended December 31, 2012, the cited risk factor disclosure to quantify our obligations to open additional branches by disclosing the total number of additional branches we are obligated to open. We expect such disclosure would be similar to the following (revised disclosure has been underlined):

Under the terms of the license agreements, People’s United Bank has the obligation to open branches in new Connecticut Stop & Shop locations and certain new locations in New York through 2022, even if Stop & Shop’s market share declines or the value of the Stop & Shop brand is diminished. The license agreements do not stipulate the number of branch openings per year but, rather, apply only to those new Stop & Shop locations that meet or exceed specified thresholds as to size (square footage) and customer traffic. Based on our experience, we would expect the application of these thresholds to result in the opening of approximately 4-6 new branches per year in Stop & Shop locations.

Changes in Federal and State Regulation, page 14

3.	We note your response to prior comment seven. Risk factor disclosure should provide enough detail to enable investors to understand the magnitude of the risk and the potential consequences. Please expand this section to disclose the impact of recent regulatory changes, such as the impact of the regulatory limits on interchange fees, on your results of operations.

In response to the Staff’s comment, we will revise, within the appropriate section of future filings beginning with the Form 10-K for the year ended December 31, 2012, the cited risk factor disclosure to disclose the impact of recent regulatory changes on our results of operations. We expect such disclosure would be similar to the following (revised disclosure has been underlined):

Changes in Federal and State Regulation Could Adversely Affect Our Results of Operations and Financial Condition

The banking business is heavily regulated by the federal and state governments. Banking laws and rules are for the most part intended to protect depositors, not stockholders.

Banking laws and rules can change at any time. The government agencies responsible for supervising People’s United Financial’s businesses can also change the way they interpret these laws and rules, even if the rules themselves do not change. We need to make sure that our business activities comply with any changes in these rules or the interpretation of the rules. We might be less profitable if we have to change the way we conduct business in order to comply. Our business might suffer in other ways as well.

Changes in state and federal tax laws or the accounting standards we are required to follow can make our business less profitable. Changes in the government’s economic and monetary policies may hurt our ability to compete for deposits and loans. Changes in these policies can also make it more expensive for us to do business.

The government agencies responsible for supervising our business can take drastic action if they think we are not conducting business safely or are too weak financially. They can force People’s United Financial to hold additional capital, pay higher deposit insurance premiums, stop paying dividends, stop making certain kinds of loans or stop offering certain kinds of deposits. If the agencies took any of these steps or other similar steps, it would probably make our business less profitable. People’s United Bank is subject to the QTL test and commercial loan limits imposed under the HOLA.

On July 21, 2010, the DFA was signed into law. While some of the provisions of the DFA have not yet been implemented, the legislation will result in significant changes in the financial regulatory landscape, many of which will affect us. Among the more significant provisions of the DFA, as well as their anticipated impact, if quantifiable, are:

•	Changes to the regulatory landscape, including:

•	Elimination of the OTS as a separate federal regulatory agency

•

Creation of the CFPB, which is empowered to promulgate new consumer protection regulations and revise existing regulations in many areas of consumer protection, and exercise exclusive authority over our consumer compliance examinations; and

•	Restrictions on the ability of federal bank regulatory authorities to preempt the application of state consumer protection laws and regulations

The DFA transferred all supervisory functions, including ongoing supervision, examination and regulation, for savings and loan holding companies and their non-depository subsidiaries to the FRB, effective July 21, 2011, and on the same day, the OCC assumed responsibility for the supervision, examination and regulation of all federally-chartered savings banks. In October 2011, People’s United Bank filed an application with the OCC to convert to a national bank charter. In connection with this conversion, People’s United Financial intends to submit an application to the FRB-NY to convert to a bank holding company. In connection with doing so, People’s United Financial expects to make an election for financial holding company status. While it is still too early to fully quantify the anticipated increase in our regulatory compliance burden, we do expect that costs associated with regulatory compliance, including the need to hire additional compliance personnel, will increase as a result of the DFA.

•	Limitations on the amount of interchange fees that an issuer of debit cards may charge or receive

The DFA provides that the amount of interchange fee that an issuer of debit cards may charge or receive must be “reasonable and proportional” to the cost of the transaction. The DFA directs the FRB to issue regulations to implement this requirement, and further provides that in determining whether a charge is “reasonable and proportional” the issuer may generally consider only costs that are specific to the individual transaction. Separately, the FRB is authorized to issue regulations that would allow an issuer to adjust interchange fees to reflect the costs associated with fraud mitigation related to debit card transactions, provided that the issuer must comply with fraud-related standards to be established by the FRB. The DFA further provides that a debit card issuer may not restrict the number of payment card networks on which a debit card transaction may be processed to a single network or limit the ability of a merchant to direct the routing of debit card payments for processing. The interchange fee provisions, which became effective in the fourth quarter of 2011, are expected to result in a decline in bank service charges of approximately $20 million on an annualized basis.

•	Changes impacting the financial products and services we offer to our customers

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the DFA. As a result, beginning on July 21, 2011, financial institutions could begin offering interest on demand deposits. As of December 31, 2012, People’s United Bank’s non-interest bearing deposits totaled $5.1 billion, or 23% of total deposits. The Company’s interest expense may increase and net interest margin may decrease if it begins to offer higher rates of interest than are currently offered on demand deposits.

•	Stricter capital requirements for bank holding companies

The DFA imposes stringent capital requirements on bank holding companies by, among other things, imposing leverage ratios on holding companies and prohibiting the inclusion of new trust preferred issuances in Tier I capital. The DFA also increases regulation of derivatives and hedging transactions, which could limit the ability of People’s United Financial to enter into, or increase the costs associated with, interest rate and other hedging transactions.

Certain other provisions of the DFA still require subsequent regulatory rulemaking. As a result, it is not clear at this time how those new regulations will affect People’s United Financial.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Assembling the Components, page 21

4.	Please expand your response to prior comment 14 to indicate the instances in which the Committee revises a range to account for any of the factors identified in your response. In these instances, you should disclose the actual range the Committee used.

In response to the Staff’s comment, we respectfully note that our response to prior comment 14 was intended to address that portion of the Compensation Discussion and Analysis disclosing the general approach taken in setting compensation for the named executive officers. It was not intended to address the specifics of the compensation setting process for a given year or for a particular named executive officer. As such, we do not believe it represents the appropriate place within the Compensation Discussion and Analysis to discuss instances in which the Committee applied one or more of the factors noted in revising a range. Rather, we believe that appropriate disclosure of (i) Committee actions taken in a given year to deviate from the target range, if any, (ii) the factors considered in doing so, and (iii) the actual ranges used would be better reflected under the heading “– Committee Actions Governing [YYYY] Compensation” and the related subheadings detailing such actions.

In the definitive proxy statement for our 2012 annual meeting, we disclosed that the target value of the CEO’s 2011 compensation package was in the 62nd percentile of core compensation paid to CEOs in the peer group (see page 27), and that the target value of the core compensation packages for the other named executive officers fell within the third quartile of core compensation paid to officers performing similar functions for companies within the peer group (see page 29). In all cases, the target value of the compensation package was within the 50th to 75th percentile noted in our response to prior comment 14 as the target range for establishing compensation for our named executive officers. Consequently, there would have been no need to explain deviations from the target ranges as none occurred.

For any year in which compensation does deviate from applicable target ranges, we agree that the discussion of specific compensation decisions made for any named executive officer should include an explanation of, and the basis for, any deviations from target ranges established by the Committee. We will provide such disclosure in future filings as warranted.

Rating Past Performance, page 31

5.	Please expand your response to prior comment 17 to include more specific disclosure regarding the personal objectives of each named executive officer and how these objectives impacted incentive compensation amounts. For example:

•

Please describe the actual personal objectives or key performance measures established for your chief executive officer and other named executive officers. We note that your proposed disclosure includes the types of personal objectives that could be established for each of your named executive officers.

•	Please clarify the actual level of achievement of personal objectives for each of your named executive officers, such as by providing the overall performance rating for each named executive officer.

•	Please explain how performance ratings and achievements affected incentive compensation awards for each named executive officer.

With specific reference to the definitive proxy statement for our 2012 annual meeting, the following sets forth: (i) the personal objectives and/or key performance measures established for each of our named executive officers for 2011; (ii) the overall level of achievement of those personal objectives by each of our named executive officers; and (iii) how that level of achievement affected cash-based incentive compensation payouts for each of our named executive officers.

Named Executive Officer	Key Performance Measures
Mr. Barnes	Earnings per share; revenue growth; expense control; asset quality; risk management; and project-related (i.e. process improvement and business integration) goals

Mr. D’Amore	Revenue growth; loan growth; expense control; deposit growth; and asset quality

Mr. Norton	Expense control and project-related (i.e. process improvement and business integration) goals

Mr. Tengel	Revenue growth; loan growth; expense control; deposit growth; and asset quality

Mr. Walters	Earnings per share; expense control; and project-related (i.e. process improvement and business integration) goals

The Committee evaluated the performance of each of the named executive officers relative to their respective performance measures. Based on those evaluations, the Committee determined that each of the named executive officers had exceeded expectations with respect to their individual goals. As a result of the Committee’s evaluation and its recommendations to the full Board, the Board authorized STIP Bonus payouts to the named executive officers ranging from 150-176% of target within the overall opportunity range of zero to 200%. LTIP Bonus payouts for the three-year performance period ended December 31, 2011 were made solely on the basis of the Company’s total shareholder return for that period and were therefore not affected by individual performance.

In response to the Staff’s comment, we will revise future filings to include comparable information. We expect such disclosure will be similar to that provided above in response to the Staff’s comment.

*        *        *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures made in its filings, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

We believe that these responses address your comments. We look forward to your prompt review of this submission.

If you have any questions, please contact me at (203) 338-5055, or the Company’s General Counsel, Robert E. Trautmann, at (203) 338-4584.

Sincerely,

/s/ Kirk W. Walters

Kirk W. Walters

Senior Executive Vice President and Chief Financial Officer

People’s United Financial, Inc.